REXAM

RECEIVED
2007 MAY 11 A 10:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

07023454

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

03 May 2007

SUPPL

FILE NO. 82-3

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Deputy Company Secretary

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

dlw 5/14

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

investors

FILE 82-3

Latest News

03 May 2007

Rexam Annual General Meeting 2007

Trading update

Rolf Börjesson, Rexam's Chairman, is due to make the following statement at today's Annual General Meeting:

I am pleased to report that trading during the first quarter was on track.

In our European Beverage Cans, we have implemented price increases on the open contracts, and volume growth continues to be strong helping to balance higher than expected aluminium costs. In the Americas, whilst volumes remain buoyant in South America, demand for soft drinks cans in the US has started slowly across the industry, although it is early in the season.

A strike began on 10 April affecting nine of our North American beverage can plants. On 1 May, we negotiated a Tentative Agreement with the United Steel Workers and our plant union presidents, which will be put to the members' vote later this week. To date we estimate that the strike has cost up to £15m. From a customer perspective, we have managed to minimise disruption and deliveries have been broadly unaffected.

Plastic Packaging overall is on plan and the restructuring programme announced late last year in Make Up is nearing completion.

Excluding the effect of the US strike, we currently anticipate the outcome for the year as a whole to be in line with our expectations, although, as advised at the preliminary results in February 2007, we still expect the impact of input costs to be most severe in the first half of the year.

Enquiries +44 20 7227 4100
Leslie Van de Walle, Chief Executive Officer
David Robbie, Finance Director

Financial Dynamics +44 20 7269 7291
Richard Mountain

View presentation slides

Annual General Meeting 2007 presentation slides (PDF 2.3 Mb)

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